

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 3, 2008

Anthony DeLise, Interim President and Chief Executive Officer
Siena Technologies, Inc.
5625 South Arville Street, Suite E
Las Vegas, Nevada 89118

> **Re: Siena Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 11, 2008**
> **File No. 000-25499**

Dear Mr. DeLise:

We have completed our review of your information statement and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: Peter Gennuso, Esq.
Gersten, Savage LLP
Via facsimile: (212) 980-5192